December 13, 2018

Kevin C. Nash
Chief Financial Officer
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464

       Re: Gentex Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 21, 2018
           File No. 000-10235

Dear Mr. Nash:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure